SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 2)
_______________________

CENTURY PROPERTIES GROWTH FUND XXII
(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class
 of Securities)

NONE
(CUSIP Number of Class
 of Securities)
_______________________

Michael L. Ashner                  Copy to:
DeForest Capital I Corporation     Mark I. Fisher
100 Jericho Quadrangle             Rosenman & Colin
Suite 214	                          575 Madison Avenue
Jericho, New York  11735-2717      New York, New York  10022-2585
(516) 822-0022                     (212) 940-8877

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ____.(

Check the following box if a fee is being paid with the
statement( x  .
         ----
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.) (

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).( (

                                                     Page 1 of 7

__________________________________________________________________
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               DeForest Ventures I L.P.
               I.R.S. I.D. No. 11-3230287
__________________________________________________________________
2.  Check the Appropriate Box if a Member of a Group*

                                                         (a)  _____

                                                         (b)  _____
__________________________________________________________________
3.  SEC Use Only



__________________________________________________________________
4.  Sources of Funds*


__________________________________________________________________
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                              _____
__________________________________________________________________
6.	Citizenship or Place of Organization

		Delaware
__________________________________________________________________
Number         7.  Sole Voting Power        16,939.5
of                 ______________________________________________
Shares         8.  Shared Voting Power         - 0 -
Beneficially       ______________________________________________
Owned by Each  9.  Sole Dispositive Power   16,939.5
Reporting          ______________________________________________
Person With   10.  Shared Dispositive Power    - 0 -
__________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,939.5 Units

__________________________________________________________________
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                                                               ____
__________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     20.45%

__________________________________________________________________
14.  Type of Reporting Person*

     PN
__________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 amends certain information contained in the final amendment to Schedule 14D-1, filed by DeForest Ventures I L.P. ("DeForest")on November 30, 1994 with respect to units of limited partnership interest (the "Units") in Century Properties Growth Fund XXII ("Issuer"), as amended on July 10, 1995, the filing of which, pursuant to Instruction F of Schedule 14D-1, also satisfied DeForest's reporting obligations under Section 13(d) of the Act, and constituted the filing by DeForest on
Schedule 13D.

Item 4.    Purpose of Transaction.

     The following information is hereby added to the information provided in response to Item 4:

     On August 17, 1995, DeForest entered into an agreement (the "Partnership Units Agreement") pursuant to which it agreed to sell to Insignia NPI, L.L.C., an affiliate of Insignia Financial Group, Inc. ("Insignia"), all of the Units held by DeForest in the Issuer. The sale of the Units is subject to the satisfaction of certain conditions (including governmental third party consents and other conditions not within the control of the parties to the agreement) and is scheduled to close in January 1996.

     DeForest does not expect to acquire any additional Units prior to the Closing.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     The following information is hereby added to the information provided in response to Item 6:

     See Item 4

     On August 17, 1995, the stockholders of National Property Investors, Inc. ("NPI"), the sole shareholder of NPI Equity Investments II, Inc. ("NPI Equity"), , the entity which controls Fox Capital Management Corporation ("FCMC"), the managing general partner of Registrant's general partner, entered into an agreement to sell to IFGP Corporation, an affiliate of Insignia, all of the issued and outstanding stock of NPI. The sale of the stock is subject to the satisfaction of certain conditions (including governmental and third party consents and other conditions not within the control of the parties to the agreement) and is scheduled to close in January 1996. Upon Closing, it is expected that the current officers and directors of NPI Equity and FCMC will resign and Insignia will elect new officers and directors.

     Pursuant to the terms of the Partnership Units Agreement, DeForest and NPI Equity have agreed that, consistent with and subject to the terms of the Settlement Agreement and subject to its fiduciary duties as general partner of a Issuer and the provisions of the partnership agreement of Issuer, until the closing date of the Partnership Units Agreement, they will vote all of their respective interests in Issuer against and shall not take any action to cause (a) any merger, consolidation, reorganization, other business combination, or recapitalization involving Issuer, (b) any dissolution, liquidation, or termination of Issuer, (c) a sale of all or substantially all of the assets of Issuer in one transaction, (d) the amendment of the limited partnership agreement or any other organizational document of Issuer, (e) any change in the general partner of Issuer, or (f) any proposition the effect of which may be to inhibit, prohibit, restrict, or delay the consummation of any of the transactions contemplated by the Partnership Units Agreement or any of the other agreements contemplated thereby or impair the contemplated benefits thereunder.


Item 7.    Material to Filed as Exhibits

   1. Partnership Units Purchase Agreement, dated as of August 17, 1995, incorporated by reference to Exhibit 1 to Amendment No. 2 to DeForest's Schedule 13D filed with the Securities and Exchange Commission on August 24, 1995 with respect to DeForest's ownership interest in Century Properties Fund XIV.

   2. NPI, Inc. Stock Purchase Agreement, dated as of August 17, 1995, incorporated by reference to Exhibit 1 to Amendment No. 2 to DeForest's Schedule 13D filed with the Securities and Exchange Commission on August 24, 1995 with respect to DeForest's ownership interest in Century Properties Fund XIV.

                            Signatures

     After due inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 21, 1995

                           DEFOREST VENTURES I L.P.

                           By:  DeForest Capital I Corporation,
                                its General Partner

                                By:   /s/ Michael L. Ashner
                                     Name:   Michael L. Ashner
                                     Title:  President

                            EXHIBIT INDEX



     Exhibit                                          Page No.

1.    Partnership Units Purchase Agreement,          (1)
      dated as of August 17, 1995

2.    NPI, Inc. Stock Purchase Agreement,            (1)
      dated as of August 17, 1995





_________________________

(1) Incorporated by reference to Exhibit 1 to Amendment No. 2 to DeForest's Schedule 13D filed with the Securities and Exchange Commission on August 24, 1995 with respect to DeForest's ownership interest in Century Properties Fund XIV



??(..continued)